Exhibit 99.1

This communication is for informational purposes only and does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities. This material is not a substitute for the proxy statement Take-Two would file with the SEC if an agreement between EA and Take-Two is reached or any other documents which EA may file with the SEC and send to Take-Two stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TAKE-TWO ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov. Free copies of any documents filed by EA with the SEC can also be obtained by directing a request to EA, 209 Redwood Shores Parkway, Redwood City, CA 94065, telephone: (650) 628-1500.

EA and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EA’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on May 30, 2007, its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on June 20, 2007, and Forms 8-K, which were filed with the SEC on June 6, 2007 and July 17, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

Some statements set forth in this communication, including those regarding EA’s proposal to acquire Take-Two and the expected impact of the acquisition on EA’s strategic and operational plans and financial results, contain forward-looking statements that are subject to change. Statements including words such as “anticipate”, “believe”, “estimate” or “expect” and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that EA’s proposal to acquire Take-Two will be rejected by Take-Two’s board of directors or shareholders; the possibility that, even if EA’s proposal is accepted, the transaction will not close or that the closing may be delayed; the effect of the announcement of the proposal on EA’s and Take-Two’s strategic relationships, operating results and business generally, including the ability to retain key employees; EA’s ability to successfully integrate Take-Two’s operations and employees; general economic conditions; and other factors described in EA’s SEC filings (including EA’s Annual Report on Form 10-K for the year ended March 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended December 31, 2007). If any of these risks or uncertainties materializes, the proposal may not be accepted, the acquisition may not be consummated, the potential benefits of the acquisition may not be realized, EA’s and/or Take-Two’s operating results and financial performance could suffer, and actual results could differ materially from the expectations described in these forward-looking statements. All information in this communication is as of March 3, 2008. EA undertakes no duty to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Responses by Warren C. Jenson, Chief Financial and Administrative Officer of Electronic Arts Inc. (“EA”), to questions related to EA’s proposed acquisition of Take-Two Interactive Software, Inc. at the March 3, 2008 Morgan Stanley Technology Conference held in Dana Point, California.

Unidentified Audience Member

John, I know you can’t talk much about the Take-Two acquisition offer, but I was wondering if you could address your perspective on what you think Take-Two is from a value proposition as a corporation, especially given the fact that many people think that it’s really a bunch of people that are the value end, of which some of them may not be interested in management oversight.

Warren Jenson - Electronic Arts

Let me start with a couple of things, talked about the value we see and I want to start right with that last proposition.

We consider that people at Take-Two and their studios and the IPs is diamonds. These are very strong, creative organizations that have produced some terrific intellectual properties, ranging everywhere from Grand Theft Auto franchise to Max Payne to Civilization to Midnight Club to a great game called BioShock. So from our perspective, we take exactly almost the opposite view; is that we think this is a real opportunity to work with some wonderfully creative people.

Now broadly, if you take a look at Take-Two, Take-Two has the following macro issue. It is a subscale business in a world where scale really matters. So from our perspective, the longer we wait, the greater the risk. What we can do is effectively take these diamonds, as I’ve called them, and the studios and the intellectual properties, and really involve them in an organization that does have global scale and that can help them work to maximize the total effectiveness or the true market horsepower that their title can have in the global marketplace.

Unidentified Audience Member

(inaudible - microphone inaccessible)

Warren Jenson - Electronic Arts

It’s really like any other acquisition for EA. We look at the following. We look at is there intellectual property or technology that we want to buy? Because at the end of the day, we don’t want to buy the right to renegotiate a license. We want a great intellectual property, off which we can build. So is there a great intellectual property or technology. The second thing that we look to is their cultural fit. Do the people fit within our organization? And then the third thing is does it make financial sense?

So when we look any developer arrangement, those are the three criteria that we take a look at. To the extent those are there and there’s a willing buyer and a willing seller, it’s highly likely that we could consider an acquisition just as we did with Criterion, just as we did with Digital Illusions in Sweden, and that would be the same as it was today or two years ago.

The only thing I might take a little bit of issue with is I don’t know that this trend to acquire more developers is any less today than it was — or more today than it was five years ago. We — kind of going back to where we started this conversation a half hour ago — innovation is alive and well in the development community. We want to do everything we can, whether it’s through EA partners and our co-publishing and distribution arrangements, and/or through acquisition to continue to foster that. So I think it’s always going to be an opportunity for us, just as it has been in the past.